Exhibit 99.1

P R E S S   R E L E A S E

Eberspaecher and China Yuchai Subsidiary form Joint Venture

•	Joint supplier and producer of China National 6 exhaust emission control systems for commercial vehicles
•	Construction of new production plant in Yulin
•	Sales and after sales services for on-road/off-road commercial vehicles including buses

Esslingen / Singapore, 28 August 2018 – Eberspaecher Exhaust Technology International GmbH (“Eberspaecher”) and China Yuchai International Limited (NYSE: CYD) (“China Yuchai”), announced today the signing of a contract to form a joint venture company – Eberspaecher Yuchai Exhaust Technology Co. Ltd. (“JV Company”). The JV Company will produce and sell exhaust emission control systems for Chinese commercial vehicles to meet the highest domestic emission standard, China National 6.

Eberspaecher will hold 51 percent shareholding interest of the JV Company, with a Guangxi Yuchai Machinery Co. Ltd. (“GYMCL”) subsidiary - Guangxi Yuchai Exhaust Technology Co. Ltd - holding the remaining 49 percent. A new production facility dedicated to producing the joint venture’s exhaust systems will be built at GYMCL’s current engine production facilities in Yulin City, China. The establishment and operation of the JV Company is subject to certain approvals to be granted by the relevant government authorities in China.

The aim of the partnership is to develop, produce and market new exhaust emission control systems for commercial vehicles. The China National 6 emission standard will be the most stringent emission standard in China and is expected to be first implemented by July 2020.

Eberspaecher is an exhaust technology pioneer which is intensifying its activities in the growing Asian markets. These on-road systems for trucks and buses, as well as off-road applications such as tractors or construction machines, will improve the future environmental balance in China.

"As the market leader for commercial vehicle emission control technologies in Europe and North America, it is clear to us that we can bring this expertise to Asia," emphasized Dr. Thomas Waldhier, COO of Eberspaecher Exhaust Technology. "With China Yuchai as our strong partner, the foundation is being laid to achieve a leading position in Asia as well."

Mr. Weng Ming Hoh, President of China Yuchai, commented, “Eberspaecher is a world leader in exhaust technology with an exceptional track record over its 153-year history. As an engine technology leader in China for on-road and off-road commercial vehicles, we are excited to join forces with Eberspaecher to capture the secular growth opportunities in emission controls in China.”

Rising concerns for the environment creates demand for more effective emission reduction systems for trucks and buses in China. "As a pioneer in exhaust technology, we contribute to the environmentally friendly mobility of tomorrow with our innovations and technologies. Together with GYMCL, one of the major diesel engine OEMs in China, we will significantly contribute to the successful implementation of the China National 6 emission standard," adds Dr. York Zhao, Vice President Business Unit Asia at Eberspaecher.

New plant in Yulin

To directly supply Asian commercial vehicle manufacturers, the JV Company will build a production plant in Yulin City, in the province of Guangxi. Over an area of up to 12,000 square meters, the first exhaust control systems will be produced at the end of 2019. In the first full year of production, 160,000 systems are planned. In the long term, the JV Company is expected to create up to 250 local jobs.

Commercial vehicle manufacturers which use Yuchai engines, will benefit from the new joint venture in terms of sales and after-sales activities, as they will receive engine and exhaust technology from a single source. This cooperation also makes use of Eberspaecher's expanded development activities at its Asian headquarters in Shanghai. The local Tech Center, which bundles the entire exhaust technology testing expertise and prototyping activities for Asian customers, is nearing completion.

Background of emission control

The new exhaust emission control systems are so-called combination systems under China National 6 – the strictest emission standard for particulates, nitrogen oxide and hydrocarbons. This emission standard corresponds to Euro 6 in Europe and EPA 10 in the USA. China National 6 will result in a further reduction of 80% for nitrogen oxides and 66% for particle mass compared to the China National 5 standard. The Eberspaecher commercial vehicle combination systems consist of two main components: a Diesel particulate filter system – consisting of an oxidation catalyst (DOC) and Diesel particulate filter (DPF) – and a nitrogen oxide reduction system, which includes urea dosing and SCR catalysts. In addition to the emission function, these technologies also comply with the relevant acoustic regulations.

Media Contact:

Anja Kaufer
Head of Public Relations
Eberspächer Group
Telephone: +49 711 939-0250
press@eberspaecher.com

Kevin Theiss

Investor Relations

China Yuchai International

Telephone: +1-212-521-4050

cyd@bluefocus.com

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About Eberspaecher:

With approximately 10,000 employees at 80 locations worldwide, the Eberspaecher Group is one of the automotive industry’s leading system developers and suppliers. The family business, headquartered in Esslingen am Neckar, stands for innovative solutions in exhaust technology, automotive electronics and thermal management for a broad range of vehicle types. Eberspaecher components and systems provide more comfort, greater safety and a cleaner environment on or off the road. In 2017, the Group generated revenue of around 4.5 billion euros. For more information, please visit www.eberspaecher.com.

About China Yuchai International:

China Yuchai, through its subsidiary GYMCL, engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2017, GYMCL sold 367,097 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.